NU HOLDINGS LTD. COMPENSATION CLAWBACK POLICY

Effective: 2nd, October, 2023
Last Reviewed: 24, February, 2026

NU HOLDINGS LTD.

COMPENSATION CLAWBACK POLICY

Adopted in February 2026

Summary

This Compensation Clawback Policy (the “Policy”) has been adopted by the Board of Directors (“the Board”) of Nu Holdings Ltd. (the “Company”) on November 10, 2023 and updated on February 4th, 2026. This Policy provides for the recoupment of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under U.S. federal securities laws in accordance with the terms and conditions set forth herein. This Policy is intended to comply with the requirements of Section 10D of the Exchange Act (as defined below) and Section 303A.14 of the NYSE Listed Company Manual (the “Listing Rule”).

  Definitions

For the purposes of this Policy, the following terms shall have the meanings set forth below.

“Committee” means the Compensation and People Committee of the Board or any successor committee thereof. If the Compensation and People Committee is no longer in place, or there is no other compensation committee of the Board, references herein to the Committee shall refer to the Company’s committee of independent directors that is responsible for executive compensation decisions, or in the absence of such a compensation committee, the independent members of the Board.

“Covered Compensation” means any Incentive-based Compensation “received” by a Covered Executive during the applicable Recoupment Period; provided that:

(i) such Incentive-based Compensation was received by such Covered Executive (A) on or after the Effective Date, (B) after he or she commenced service as an Executive Officer or member of the Management Team and (C) while the Company had a class of securities publicly listed on a United States national securities exchange; and

(ii) such Covered Executive served as an Executive Officer at any time during the performance period applicable to such Incentive-based Compensation.

For purposes of this Policy, Incentive-based Compensation is “received” by a Covered Executive during the fiscal period in which the Financial Reporting Measure applicable to such Incentive-based Compensation (or portion thereof) is attained, even if the payment or grant of such Incentive-based Compensation is made thereafter.

“Covered Executive” means any current or former Executive Officer and member of the Management team.

“Effective Date” means the date on which the Listing Rule becomes effective, i.e. October 2, 2023.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Executive Officer” means, with respect to the Company, the Chief Executive Officer, the Chief Financial Officer/Principal Accounting Officer, the US CEO and Chief Growth Officer, the Chief Risk Officer and the Chief Technology Officer.

“Financial Reporting Measure” means any (i) measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, (ii) share price measure or (iii) total shareholder return measure (and any measures that are derived wholly or in part from any measure referenced in clause (i), (ii) or (iii) above). For the avoidance of doubt, any such measure does not need to be presented within the Company’s financial statements or included in a filing with the U.S. Securities and Exchange Commission to constitute a Financial Reporting Measure.

“Financial Restatement” means a restatement of the Company’s financial statements due to the Company’s material noncompliance with any financial reporting requirement under U.S. federal securities laws that is required in order to correct:

(i) an error in previously issued financial statements that is material to the previously issued financial statements; or

(ii) an error that would result in a material misstatement if the error was (A) corrected in the current period or (B) left uncorrected in the current period.

For purposes of this Policy, a Financial Restatement shall not be deemed to occur in the event of a revision of the Company’s financial statements due to an out-of-period adjustment (i.e., when the error is immaterial to the previously issued financial statements and the correction of the error is also immaterial to the current period) or a retrospective (1) application of a change in accounting principles; (2) revision to reportable segment information due to a change in the structure of the Company’s internal organization; (3) reclassification due to a discontinued operation; (4) application of a change in reporting entity, such as from a reorganization of entities under common control; (5) revision for share splits, reverse share splits, share dividends or other changes in capital structure; or (6) adjustment to provisional amounts in connection with a prior business combination.

2

“Incentive-based Compensation” means any compensation (including, for the avoidance of doubt, any cash or equity or equity-based compensation, whether deferred or current) that is granted, earned and/or vested based wholly or in part directly linked to the achievement of a Financial Reporting Measure. For purposes of this Policy, “Incentive-based Compensation” shall also be deemed to include any amounts which were determined based on (or were otherwise calculated by reference to) Incentive-based Compensation (including, without limitation, any amounts under any long-term disability, life insurance or supplemental retirement or severance plan or agreement or any notional account that is based on Incentive-based Compensation, as well as any earnings accrued thereon).

"Management team” consists of the company's leaders authorized to manage operations and execute documents on behalf of Nu Holdings Ltd. This group shall be determined by the Board of Directors from time to time and includes roles who hold the underlying authority and responsibility for the company's governance.

“NYSE” means the New York Stock Exchange, or any successor thereof.

“Recoupment Period” means the three fiscal years completed immediately preceding the date of any applicable Recoupment Trigger Date. Notwithstanding the foregoing, the Recoupment Period additionally includes any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years, provided that a transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine (9) to twelve (12) months would be deemed a completed fiscal year.

“Recoupment Trigger Date” means the earlier of (i) the date that the Board (or a committee thereof or the officer(s) of the Company authorized to take such action if Board action is not required) concludes, or reasonably should have concluded, that the Company is required to prepare a Financial Restatement, and (ii) the date on which a court, regulator or other legally authorized body directs the Company to prepare a Financial Restatement.

  Recoupment of Erroneously Awarded Compensation

(a) In the event of a Financial Restatement, if the amount of any Covered Compensation received by a Covered Executive (the “Awarded Compensation”) exceeds the amount of such Covered Compensation that would have otherwise been received by such Covered Executive if calculated based on the Financial Restatement (the “Adjusted Compensation”), the Company shall reasonably promptly recover from such Covered Executive [an amount equal to the excess of the Awarded Compensation over the Adjusted Compensation, each calculated on a pre-tax basis and including the impact of any employer retirement contributions or other benefits paid as a result] (such amount, the “Erroneously Awarded Compensation”).

(b) Upon notice of a Financial Restatement, the Committee shall seek to initiate the recovery of any Erroneously Awarded Compensation, without discretion or delay, by delivering written notice of such Financial Restatement to a Covered Executive specifying the reasons for the Financial Restatement and the effects, if any, on their Incentive-based Compensation.

3

(c) If (i) the Financial Reporting Measure applicable to the relevant Covered Compensation is share price or total shareholder return (or any measure derived wholly or in part from either of such measures) and (ii) the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the Financial Restatement, then the amount of Erroneously Awarded Compensation shall be determined (on a pre-tax basis) based on the Company’s reasonable estimate of the effect of the Financial Restatement on the Company’s share price or total shareholder return (upon which such Covered Compensation was received.

(d) For the avoidance of doubt, the Company’s obligation to recover Erroneously Awarded Compensation is not dependent on (i) if or when the restated financial statements are filed or (ii) any fault of any Covered Executive for the accounting errors or other actions leading to a Financial Restatement.

(e) Notwithstanding anything to the contrary in Sections 2(a) through (d) hereof, the Company shall not be required to recover any Erroneously Awarded Compensation if both (x) the conditions set forth in either of the following clauses (i), (ii), or (iii) are satisfied and (y) the Board’s committee of independent directors responsible for executive compensation decisions (or, in the absence of such a committee, a majority of the independent directors serving on the Board) has determined that recovery of the Erroneously Awarded Compensation would be impracticable:

(i) the direct expense paid to a third party to assist in enforcing the recovery of the Erroneously Awarded Compensation under this Policy would exceed the amount of such Erroneously Awarded Compensation to be recovered; provided that, before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation pursuant to this Section 2(e) (including taking into account local labor laws where the officer is domiciled, prohibiting such a clawback) the Company shall have first made a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt(s) to make such recovery and provide that documentation to the NYSE;

(ii) recovery of the Erroneously Awarded Compensation would violate the laws of the Cayman Islands to the extent such law was adopted prior to November 28, 2022 (provided that, before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation pursuant to this Section 2(d)), the Company shall have first obtained an opinion of home country counsel of the Cayman Islands, that is acceptable to the NYSE, that recovery would result in such a violation, and the Company must provide such opinion to the NYSE; or

(iii) recovery of the Erroneously Awarded Compensation would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Sections 401(a)(13) or 411(a) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”).

(f) The Company shall not indemnify any Covered Executive, directly or indirectly, for any losses that such Covered Executive may incur in connection with the recovery of Erroneously Awarded Compensation pursuant to this Policy, including through the payment of insurance premiums or gross-up payments.

4

(g) The Committee shall determine, in its sole discretion, the manner and timing in which any Erroneously Awarded Compensation shall be recovered from a Covered Executive in accordance with applicable law and in light of the Company’s legal and contractual obligations and any applicable compensation recovery or clawback provisions under applicable laws or regulations, including, without limitation, by (i) requiring reimbursement of Covered Compensation previously paid in cash; (ii) seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer or other disposition of any equity or equity-based awards; (iii) offsetting the Erroneously Awarded Compensation amount from any compensation, wages or salary otherwise owed by the Company or any of its affiliates to the Covered Executive; (iv) cancelling outstanding vested or unvested equity or equity-based awards; and/or (v) taking any other remedial and recovery action permitted by applicable law. For the avoidance of doubt, except as set forth in Section 2(d), in no event may the Company accept an amount that is less than the amount of Erroneously Awarded Compensation; provided that, to the extent necessary to avoid any adverse tax consequences to the Covered Executive pursuant to Section 409A of the Code (or any other applicable tax law), to the extent practicable, any offsets against amounts under any nonqualified deferred compensation plans (as defined under Section 409A of the Code) (or any compensation deferred pursuant to any other applicable tax law) shall be made in compliance with Section 409A of the Code or such other applicable tax law.

(h) The Committee may establish a reasonable schedule for the recovery of any Erroneously Awarded Compensation from a Covered Executive taking into account the financial circumstances of such Covered Executive.

  Administration

This Policy shall be administered by the Committee. All decisions of the Committee shall be final, conclusive and binding upon the Company and the Covered Executives, their beneficiaries, executors, administrators and any other legal representative. The Committee shall have full power and authority to (i) administer and interpret this Policy; (ii) correct any defect, supply any omission and reconcile any inconsistency in this Policy; and (iii) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of this Policy and to comply with applicable law (including Section 10D of the Exchange Act) and applicable stock market or exchange rules and regulations.

Any and all future Incentive-based Compensation programs and plans should also be approved by the Chief Financial Officer of the Company.

Notwithstanding anything to the contrary contained herein, to the extent permitted by Section 10D of the Exchange Act and the Listing Rule, the Board may, in its sole discretion, at any time and from time to time, administer this Policy in the same manner as the Committee.

5

  Amendment/Termination

Subject to Section 10D of the Exchange Act and the Listing Rule, this Policy may be amended or terminated by the Committee at any time. To the extent that any applicable law, or stock market or exchange rules or regulations require recovery of Erroneously Awarded Compensation in circumstances in addition to those specified herein, nothing in this Policy shall be deemed to limit or restrict the right or obligation of the Company to recover Erroneously Awarded Compensation to the fullest extent required by such applicable law, stock market or exchange rules and regulations. Unless otherwise required by applicable law, this Policy shall no longer be effective from and after the date that the Company no longer has a class of securities publicly listed on a United States national securities exchange.

  Interpretation

Notwithstanding anything to the contrary herein, this Policy is intended to comply with the requirements of Section 10D of the Exchange Act and the Listing Rule (and any applicable regulations, administrative interpretations or stock market or exchange rules and regulations adopted in connection therewith). The provisions of this Policy shall be interpreted in a manner that satisfies such requirements and this Policy shall be operated accordingly. If any provision of this Policy would otherwise frustrate or conflict with this intent, the provision shall be interpreted and deemed amended so as to avoid such conflict.

  Other Compensation Clawback/Recoupment Rights

Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies, rights or requirements with respect to the clawback or recoupment of any compensation that may be available to the Company pursuant to the terms of any other recoupment or clawback policy of the Company (or any of its affiliates) that may be in effect from time to time, any provisions in any employment agreement, offer letter, equity plan, equity award agreement or similar plan or agreement, and any other legal remedies available to the Company, as well as applicable law, stock market or exchange rules, listing standards or regulations; provided, however, that any amounts recouped or clawed back under any other policy that would be recoupable under this Policy shall count toward any required clawback or recoupment under this Policy and vice versa.

  Exempt Compensation

Notwithstanding anything to the contrary herein, the Company has no obligation under this Policy to seek recoupment of amounts paid to a Covered Executive which are granted, vested or earned based solely upon the occurrence or non-occurrence of nonfinancial events. Such exempt compensation includes, without limitation, base salary, time-vesting awards, retention plans, compensation awarded on the basis of the achievement of metrics that are not Financial Reporting Measures or compensation awarded solely at the discretion of the Committee or the Board, provided that such amounts are in no way contingent on, and were not in any way granted on the basis of, the achievement of any Financial Reporting Measure performance goal.

6

  Miscellaneous

(a)                  Any applicable award agreement or other document setting forth the terms and conditions of any compensation covered by this Policy shall be deemed to include the restrictions imposed herein and incorporate this Policy by reference and, in the event of any inconsistency, the terms of this Policy will govern. For the avoidance of doubt, this Policy applies to all compensation that is received on or after the Effective Date, regardless of the date on which the award agreement or other document setting forth the terms and conditions of the Covered Executive’s compensation became effective, including, without limitation, any Incentive-Based Compensation received under the Nu Holdings Ltd. 2020 Omnibus Incentive Plan, and any successor plan to each of the foregoing.

(b)                  This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.

(c)                  Covered Executives who receive Incentive-based Compensation acknowledge and agree to comply with this Policy. In the event of a Financial Restatement, Covered Executives who were serving in their executive capacity during the Restatement Period shall cooperate fully with the Company and promptly comply with any requests or actions necessary for the recovery of Erroneously Awarded Compensation. This obligation applies to all Incentive-based Compensation received by Covered Executives, whether or not their explicit acceptance is required.

(d)                  All issues concerning the construction, validity, enforcement and interpretation of this Policy and all related documents, including, without limitation, any employment agreement, offer letter, equity award agreement or similar agreement, shall be governed by, and construed in accordance with, the laws of the Cayman Islands, without giving effect to any choice of law or conflict of law rules or provisions (whether of the Cayman Islands or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the Cayman Islands.

(e)                  The Covered Executives, their beneficiaries, executors, administrators, and any other legal representative, and the Company shall initially attempt to resolve all claims, disputes, or controversies arising under, out of, or in connection with this Policy by conducting good faith negotiations amongst themselves. To ensure the timely and economical resolution of disputes that arise in connection with this Policy, any and all disputes, claims, or causes of action arising from or relating to the enforcement, performance, or interpretation of this Policy shall be resolved to the fullest extent permitted by law by final, binding, and confidential arbitration, administered by CAM-CCBC (Centro de Arbitragem e Mediação da Câmara de Comércio Brasil-Canadá) in accordance with its Arbitration Rules, as in effect at the time of the dispute. The seat of arbitration shall be New York City - New York. The language of the arbitration shall be English. The arbitrator shall have the authority to compel adequate discovery for the resolution of the dispute and to award such relief as would otherwise be permitted by law. The arbitrator shall issue a written arbitration decision, including the arbitrator’s essential findings and conclusions and a statement of the award. The arbitrator shall be authorized to award any or all remedies that any party would be entitled to seek in a court of law. Any such award rendered shall be enforceable by any court having jurisdiction, and the Covered Executives, their beneficiaries, executors, administrators, and any other legal representative, and the Company, shall waive (and shall hereby be deemed to have waived) the right to resolve any such dispute regarding enforcement of such award through a trial by jury. By agreeing to this arbitration clause, the parties waive (and shall be deemed to have waived) the right to resolve any dispute covered by this clause through a trial by jury or judge or administrative proceeding, and any objection to arbitration taking place in New York City - New York.

(f)                   If any provision of this Policy is determined to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted by applicable law and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to any limitations required under applicable law.

7

Version	Description of change	Date of change	Squad responsible	Date of approval	Approver
1.0	Initial Version	-	Legal	10/2023	Board of Directors
2.0	Reviewed Version	02/2026	Compliance	02/2026	Board of Directors

8